3580 Camel Mountain Road Suite 300 San Diego, CA 92130 858 314 1500 mintz.com

February 7, 2024

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Tracey Houser

Terence O’Brien

Re: Fulgent Genetics, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Form 10-Q for Fiscal Quarter Ended September 30, 2023

Response dated January 9, 2024

File No. 001-37894

Dear Ms. Houser and Mr. O’Brien:

On behalf of Fulgent Genetics, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 30, 2024, with respect to the Company’s Form 10-K filed with the Commission on February 28, 2023 for the fiscal year ended December 31, 2022 and the Company’s Form 10-Q filed with the Commission on November 3, 2023 for the fiscal quarter ended September 30, 2023 (File Nos. 001-37894).

The Company understands that your review and comments are intended to assist them in compliance with applicable disclosure requirements and to enhance the overall quality of the disclosure in their filings. The Company shares these objectives and is responding to your comments with these goals in mind. Set forth below are the heading and text of each comment, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2022

Note 7. Reporting Segment and Geographic Information, page F-23

1. We note that you have identified four different revenue streams for your products and services offerings: (a) Precision Diagnostics; (b) Anatomic Pathology; (c) Pharma Services; and (d) COVID-19. We further note that your CODM and other members of management regularly receive and review revenues for these four revenue streams,

February 7, 2024

budgets are created at the revenue stream level, and questions and other commentary of revenues and revenue trends are generated at this level during your earnings conference calls. As such, please provide the disclosures for each of these four revenue streams required by ASC 280-10-50-40.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that it will, in future filings, provide disclosures for all material revenue streams required by ASC 280-10-50-40.

* * *

Form 10-Q for Fiscal Quarter Ended September 30, 2023

Note 14. Goodwill and Acquisition-Related Intangible Assets, page 18

2. We note your response to comment 2. Specifically, we note that you did perform a quantitative analysis of your reporting unit using the market approach as of September 30, 2023 (i.e., step one for an interim impairment test). As such, disclosure here or within MD&A would provide investors with information about the qualitative factors considered that led you to perform the quantitative analysis and the results of that analysis. In this regard, we also refer you to comment 3 in our letter dated November 1, 2023, for disclosures to provide to investors regarding testing goodwill for impairment.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that it will, in future filings, (i) to the extent a reporting unit is at risk of failing step one of the impairment test, provide disclosures in accordance with Section 9510 of the Financial Reporting Manual, and (ii) to the extent a quantitative analysis of a reporting unit is performed, the Company will provide disclosures regarding the qualitative factors considered that led the Company to perform the quantitative analysis and the results of that analysis.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any additional questions or comments related to this letter, please feel free to contact me directly at MRLevy@mintz.com or 858-314-1873.

Very truly yours,

/s/ Melanie Ruthrauff Levy

Melanie Ruthrauff Levy

cc: Scott Stanton, Mintz. Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Paul Kim, Fulgent Genetics, Inc.